Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratio)

Three Months Ended March 31,
2017
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$102,162
Tax expense based on income	56,838
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	105,895
Earnings available for fixed charges, as defined	$264,895
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$96,879
Estimated interest cost within rental expense	2,003
Amortization of net debt premium, discount, and expenses	5,402
Subsidiary preferred stock dividends	1,611
Adjust subsidiary preferred stock dividends to pretax basis	1,007
Total fixed charges, as defined	$106,902
Consolidated ratio of earnings to fixed charges	2.48